Exhibit 99.1

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Top-Line Results of Pilot PK Trial Comparing ND0701 with Commercial Apomorphine

– Regulatory Development of ND0701 in the EU to Proceed Based on PK Similarity for the Treatment of Parkinson’s Disease –

REHOVOT, Israel, December 2, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical Company developing drugs for central nervous system (CNS) disorders, today announced the completion of a pilot study (trial 101) in healthy subjects comparing the pharmacokinetics (PK) of ND0701, the Company’s proprietary continuous, subcutaneously delivered apomorphine liquid formulation, and commercial apomorphine (APOGO®). Study results demonstrate that ND0701 produced PK results that were comparable to those produced by the referenced drug. Based on these results, the Company plans to pursue a PK similarity regulatory development route in the EU for ND0701, will initiate a follow-up comparison PK study in the first half of 2017 and meet with European regulatory authorities in the second half of 2017 to discuss its development strategy. The Company is evaluating in parallel the development of ND0701 for the U.S. market.

Trial 101 Design

Trial 101 was a pilot crossover, randomized, two-sequence, 12-hour study with 18 healthy volunteers. The primary objective was to evaluate the PK and relative bioavailability of sub-cutaneous infusion of ND0701 and commercial apomorphine. No formal power analysis was performed for this study.

Trial 101 Results

Plasma PK measures of ND0701 were comparable to the reference drug. These results support the continuation of ND0701’s development path to demonstrate its therapeutic equivalence to the reference drug. ND0701 did not raise safety and tolerability concerns, and exhibited a slightly better safety profile than that of the reference drug.

“We are pleased that trial 101 yielded positive results,” said Oded S. Lieberman, PhD, CEO of NeuroDerm. “The PK profile of ND0701 supports its continued development as a potentially important new, continuous dopaminergic treatment alternative for advanced Parkinson’s patients, designed for eventual administration through a patch pump. Data from this pilot study will enable us to optimize the design of the upcoming study, and to proceed with a PK similarity regulatory development in the EU.”

About ND0701

ND0701 contains apomorphine, the most potent dopamine agonist. Apomorphine, administered subcutaneously, is the most effective drug for the symptomatic treatment of Parkinson's disease after levodopa. Apomorphine is approved both in the United States and in the EU for acute administration as rescue treatment for off periods in Parkinson's disease (currently administered subcutaneously as bolus injections) and only in the EU and not in the United States for continuous, subcutaneously delivered chronic therapy of advanced Parkinson's patients. Current commercial apomorphine formulations, based on apomorphine-HCl, are associated with low tolerability and local pain and require daily subcutaneous administration of large volumes that limit its more widespread adoption. ND0701 is being developed as a chronic therapy of Parkinson's disease by continuous subcutaneous apomorphine administration. Based on a proprietary formulation of apomorphine-base, ND0701 is up to five times more concentrated than currently available commercial apomorphine-HCl products and should enable delivery through a small, low-volume, disposable patch-pump. In pre-clinical studies, ND0701 was also shown to have better local tolerability in pre-clinical studies than a leading commercial apomorphine product. ND0701 is designed to offer superior convenience and better tolerability to current, continuous, subcutaneously administered apomorphine-HCl products.

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

About Parkinson's disease

Parkinson's disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient's motor and non-motor functions. Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient's quality of life. It has been shown that continuous administration of dopaminergic therapies, levodopa or apomorphine, can effectively treat motor fluctuations in Parkinson's disease patients without increasing troublesome dyskinesia.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical Company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The Company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The Company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729; Cell: +1-617-517 6077

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Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

U.S. Media Contact:

Erich Sandoval

Lazar Partners Ltd.

esandoval@lazarpartners.com

+917-497-2867

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